Welsbach Technology Metals Acquisition Corp.

160 S Craig Place

Lombard, Illinois 60148

December 20, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Re:	Welsbach Technology Metals Acquisition Corp.
Registration Statement on Form S-1
Filed December 2, 2021, as amended
File No. 333-261467

Ladies and Gentlemen:

On December 16, 2021, Welsbach Technology Metals Acquisition Corp. requested acceleration of the effective date of the above referenced Registration Statement so that it would become effective at 4:00 p.m. ET on December 20, 2021, or as soon as thereafter practicable. We hereby withdraw our request for acceleration of effectiveness.

Very truly yours,

/s/ Daniel Mamadou
Daniel Mamadou
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP
Hunter Taubman Fischer & Li LLC